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                       METROPOLITAN HEALTH NETWORKS, INC.
                                   Suite 1000
                           500 Australian Avenue South
                         West Palm Beach, Florida 33401


                                  May 30, 2001

United States Securities and
  Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

         Re: Metropolitan Health Networks, Inc. (the "Company") Registration Statement filed on Form SB-2 File No. 333-61566

Dear Sir or Madam:

         Pursuant to the Staff's comments to our legal counsel via telephone conference on May 30, 2001, we will revise the Registration Statement filed on Form SB-2 on May 24, 2001 by delayed amendment to reflect the following:

         "We hereby amend this registration statement on such date or dates as may be necessary to delay its effective date until we file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting under Section 8(a), may determine."

         We appreciate the cooperation and courtesies extended to us by the Staff. If you require any additional information, please contact our legal counsel at (561) 805-8500.

                                            Very truly yours,

                                            /s/  Fred Sternberg
                                            Fred Sternberg
                                            Chief Executive Officer, Director
                                            and Agent for Service of Process

cc: Atlas Pearlman, P.A.